AIS

07023696

May 11, 2007

RECEIVED

2007 MAY 22 A 8:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 051/2007, AIS-CP 052/2007 and AIS-CP 054/2007**

Subject:
1. Notification of the Resolutions of Board of Directors' Meeting No. 4/2007;
2. Submission of Reviewed Consolidated and Company Financial Statements for the First Quarter of Year 2007 and Clarification of the differences between net profit for the first quarter of 2007 and the first quarter of 2006 is over 20%;
3. Report of Financial Covenants Compliance.

Date: May 11, 2007

Attachment: Submission of the Reviewed Financial Statement for Q1/2007
Management's Discussion and Analysis for Q1/2007

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tenvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

PROCESSED
MAY 24 2007
THOMSON
FINANCIAL

Faithfully yours,

Mr. Anan Chatngoenngam
Compliance Manager
Shin Corporation Plc.

5/22

Enclosure

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**May 11, 2007**



AIS-CP 051/2007

May 11, 2007

Subject: Notification of the Resolutions of Board of Directors' Meeting No. 4/2007 of Advanced Info Service Plc ("the Company")

To: The President
The Stock Exchange of Thailand

We would like to inform you that Board of Directors' Meeting of the Company No. 4/2007 held on May 11, 2007 has resolved the following matters:

1. Certified the Minutes of Board of Directors' Meeting No. 3/2007 held on March 22, 2007;
2. Approved the Balance Sheets, Statement of Income and Cash Flow Statements for the first quarter of 2007 ended March 31, 2007;
3. Acknowledged the resignation of two directors; Mr. Boonklee Plangsiri and Mrs. Siripen Sitasuwan and approved the appointment of new directors which endorsed by the Nomination Committee;
   1) Mr. Vikrom Sripataks to be the director of the Company, replacing Mr. Boonklee Plangsiri
   2) Ms. Nidchanun Santhaveesuk to be the director of the Company, replacing Mrs. Siripen Sitasuwan

   Become effective since May 11, 2007 onwards.

   The Company's Board of Directors will be composed of the following members:

| | |
|---|---|
| 1) Dr. Paiboon Limpaphayom | Chairman of the Board of Directors and Independent Director |
| 2) Mr. Aviruth Wongbuddhapitak | Chairman of the Audit Committee and Independent Director |
| 3) Mrs. Tassanee Manorot | Audit Committee and Independent Director |
| 4) Mr. Surasak Vajasit | Audit Committee and Independent Director |
| 5) Mr. Suphadej Poonpipat | Director |
| 6) Mr. Vasukree Klapairee | Director |
| 7) Mr. Allen Lew Yoong Keong | Director |
| 8) Ms. Koh Kah Sek | Director |
| 9) Mr. Somprasong Boonyachai | Director |
| 10) Mr. Vikrom Sripataks | Director |
| 11) Ms. Nidchanun Santhaveesuk | Director |

4. Approved the amendment to the Company's authorized signatories to be as follows:

From: "Mr. Boonklee Plangsiri, Mr. Somprasong Boonyachai, and Mrs. Siripen Sitasuwan any two of these three directors jointly sign with the Company's seal affixed."

To: "Mr. Somprasong Boonyachai, Mr. Vikrom Sripataks, and Ms. Nidchanun Santhaveesuk any two of these three directors jointly sign with the Company's seal affixed."

5. Approved the appointment of Mr. Vikrom Sripataks and Ms. Nidchanun Santhaveesuk to be the Member of the Executive Committee of the Company, effective since May 11, 2007 onwards.

The Company's Executive Committee will be composed of the following members:

| | | |
|---|---|---|
| 1) | Mr. Somprasong Boonyachai | Chairman of the Executive Committee |
| 2) | Mr. Allen Lew Yoong Keong | Vice Chairman of the Executive Committee |
| 3) | Dr. Dumrong Kasemset | Member of the Executive Committee |
| 4) | Mr. Vikrom Sripataks | Member of the Executive Committee |
| 5) | Ms. Nidchanun Santhaveesuk | Member of the Executive Committee |

Besides approved the appointment of Mr. Somprasong Boonyachai to be the Member of Remuneration Committee and Nomination Committee, replacing Mr. Boonklee Plangsiri who resigned from such positions, effective since May 11, 2007 onwards.

The Company's Remuneration Committee will be composed of the following members:

| | | |
|---|---|---|
| 1) | Dr. Paiboon Limpaphayom | Chairman of the Remuneration Committee |
| 2) | Mr. Aviruth Wongbuddhapitak | Member of the Remuneration Committee |
| 3) | Mr. Somprasong Boonyachai | Member of the Remuneration Committee |

The Company's Nomination Committee will be composed of the following members:

| | | |
|---|---|---|
| 1) | Dr. Paiboon Limpaphayom | Chairman of the Nomination Committee |
| 2) | Mr. Surasak Vajasit | Member of the Nomination Committee |
| 3) | Mr. Somprasong Boonyachai | Member of the Nomination Committee |

6. Approved the amendment to the Company's corporate governance policy to be more in line with international practices by setting that an independent director shall not serve for more than 3 consecutive terms;

7. Approved the investment of Bridge Mobile Pte Ltd. – Singapore which is joint force mobile operators in Asia and Pacific region in 10 countries to provide international roaming. The Company will invest 2 million shares or 10% stake of such company, approximately investment 2.7 million USD;

8. Approved setting up a new subsidiary namely "Wireless Device Supply Co., Ltd.", which the Company will hold 100% of registered capital at 50 million Baht. Wireless Device Supply Company Limited will acquire trading business – handset business, SIM card sales, and Refill card distribution – done by the Company's subsidiary namely Digital Phone Co., Ltd. at net book value of fix assets and inventories plus margin which is comparable market price, approximately 1,220 million Baht (latest net book value plus margin 5%);

9. Approved winding up a subsidiary of the Company namely Data Line Thai Co., Ltd. ("DLT") which the Company holds 65% of registered capital at 15 million Baht because DLT is an internet service provider that is not the core business of the Company;

10. Approved a capital expenditure of 111.41 million USD for expansion of the GSM network Phase 18A in order to improve the traffic and signalling efficiency and increase the service capacity for the Company's subscribers and new services.

Provide that, the above approvals for investments are considered that not enter into the connected transaction and acquisition or disposition of assets specified by the Rules and Regulation of the Stock Exchange of Thailand.

# Summary Translation Letter
# To the Stock Exchange of Thailand
# May 11, 2007

AIS-CP 052/2007

May 11, 2007

Subject Submission of Reviewed Consolidated and Company Financial Statements for the First Quarter of Year 2007 and Clarification of the differences between net profit for the first quarter of 2007 and the first quarter of 2006 is over 20%

To: The President
The Stock Exchange of Thailand

Enclosure:
1. Reviewed consolidated and company financial statements for the first quarter of year 2007 in Thai and English version
2. Management and Discussion Analysis for the first quarter of year 2007 in Thai and English version
3. Reports Reviewed Quarterly Financial Statements (F45-3)

Advanced Info Service Public Company Limited ("the Company") would like to submit the reviewed consolidated and company financial statements for the first quarter of 2007. In addition, the Company would like to clarify on the operating results of the Company and its subsidiaries which had been changed from the same period of last year by more than 20%. Net profit reported 3,984 million, decreased by Baht 1,306 million or 24.7% from Baht 5,290 million in the first quarter 2006, due to the significant causes as follows:

**1. Revenue**

- Revenue from services and equipment rental in the first quarter 2007 were Baht 19,493 million, decreased by Baht 1,774 million or 8.3% when compared with those of the first quarter 2006 due mainly to a decline in average tariffs and average revenue per user ("APRU") as the competition in the market remained intense.
- Revenue from sales were Baht 4,006 million in the first quarter 2007, increased by Baht 585 million or 17.1% from Baht 3,421 million in the first quarter 2006 as a result of higher units sales of handset.

**2. Cost and expenses**

- Cost of sales in this quarter were Baht 3,676 million, increased by Baht 675 million or 22.5% from Baht 3,000 million in the first quarter 2006 due to higher units sales of handset.
- Selling and administrative expenses were Baht 3,126 million in the first quarter of 2007, an increase of Baht 309 million or 11.0% when compared to the first quarter 2006, reflected mainly from higher marketing activities and more spending in brand and distribution.

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**May 11, 2007**

---

Ref: AIS-CP 054/2550

May 11, 2007

Subject: Report of Financial Covenants Compliance
Advanced Info Service Plc.

To The President
The Stock Exchange of Thailand

Pursuance to the Terms and Conditions of the debentures of Advanced Info Service Plc. AIS073A, AIS07OA, AIS093A, and AIS093B, the Company is required to maintain debt to equity ratio at not more than 2:1. This ratio will be calculated from an unconsolidated financial statement of the Company on a quarterly basis. The Company is, in addition, required to report a default on any debt obligation if there is any. In case that the Company pays dividend to the shareholders more than 40% of the net profit, the Company must maintain a credit rating at least AA.

We would like to notify you that as at 31 March, 2007 the Company was not in default of any debt obligation. The Company can maintain the credit rating at AA and the debt to equity ratio as at 31 March 2007 were 0.45 time. The Company is completely complied with the conditions set forth in the Terms and Conditions of the above debentures.

Rule 12g3-2 (b) Exemption File No. 82-3236

# Summary Translation Letter
# To the Stock Exchange of Thailand
# May 11, 2007

## *Management's Discussion and Analysis*

### Overview

*The Group reported total subscribers of 21.1 million as of Mar-07, represented a net addition of 1.57 millions or 8% subscriber growth.*

For the 1Q07, AIS and its subsidiaries ("The Group") added in total 1.57 million subscribers, representing an 8% growth from the end of year 2006, of which 1.18 millions were prepaid subscribers and 0.38 millions postpaid subscribers. Subscriber growth was mainly contributed by promotions such as "Aow Pai Leay Bt1 per call", "Aow Pai Leay Bt0.25", "GSM S package" and "GSM S Plus". The subscriber base reached 21.1 millions, comprising of 2.6 million postpaid subscribers and 18.5 million prepaid subscribers.

Total revenues in 1Q07 were Bt23,498 million, declined 4.8% yoy from Bt24,688 million in 1Q06 but improved 5.2% over 4Q06. Service revenues in 1Q07 declined 8.3% yoy to Bt19,493 million as average tariffs and ARPU (Average revenue per user) in 1Q06 were relatively high. On the other hand, the service revenues improved 6.4% from the previous quarter on the back of strong subscriber growth and relatively stable tariffs. Sales revenue increased 17% yoy to Bt4,006 million from higher units sales of handset. Sales were stable compared to the previous quarter.

Total cost slightly increased 1.2% yoy to Bt14,293 million in 1Q07, due to higher cost of sales which grew 22.5% yoy to Bt3,676 million, while cost of service slightly declined 1.2% yoy to Bt5,802 million and concession fee declined 8.2% yoy in proportionate to revenue decline. Total cost increased 2.2% from 4Q06 as both cost of service and cost of sales grew at about the same rates. SG&A expenses were Bt3,126 million, increased 11.0% yoy from higher marketing expenses as 1Q06 spending was unusually low. SG&A fell 8.7% as very high marketing activities in 4Q06 returned to a rather normal pace in 1Q07.

Interest expense increased 36.3% yoy to Bt448 million as the Group's total outstanding debt in 1Q07 increased to Bt28,402 million from Bt23,963 million in 1Q06. Interest expense was higher in 4Q06 during the period of refinancing debts. The Group recorded net profit of Bt3,984 million for the period, a 24.7% decline from Bt5,290 million in 1Q06 but improved 25.0% from Bt3,187m in 4Q06.

| (Bt million) | 1Q07 | 1Q06 | % change yoy | 4Q06 | % change qoq |
|---|---|---|---|---|---|
| Service revenue | 19,493 | 21,267 | -8.3% | 18,317 | 6.4% |
| Sales revenue | 4,006 | 3,421 | 17.1% | 4,011 | -0.1% |
| Total revenue | 23,498 | 24,688 | -4.8% | 22,328 | 5.2% |
| Total cost | 14,293 | 14,123 | 1.2% | 13,989 | 2.2% |
| Gross profit | 9,206 | 10,565 | -12.9% | 8,340 | 10.4% |
| SG&A | 3,126 | 2,817 | 11.0% | 3,424 | -8.7% |
| Earnings before interest and tax | 6,269 | 8,036 | -22.0% | 5,160 | 21.5% |
| Net profit | 3,984 | 5,290 | -24.7% | 3,187 | 25.0% |

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**May 11, 2007**

## *Management's Discussion and Analysis*

### Revenues & Profitability

#### Total Revenue

*Service revenues decreased 4.8% yoy as average tariff for 1Q07 is still lower the average in 1Q06.*

In 1Q07, total revenues consist of (1) 83.0% service revenues and rentals (2) 17.0% sales of handsets and SIM cards. Total revenues in 1Q07 were Bt23,498 million, declined 4.8% yoy from Bt24,688 million in 1Q06 as a result of a decline in service revenues. Compared to the previous quarter, total revenues however increased 5.2% qoq from Bt22,328 million in 4Q06 due to an increase in service revenue.

*(1) Service revenues* were Bt19,493 million in 1Q07, declined 8.3% yoy from Bt21,267 million in 1Q06 when average tariffs and ARPU were relatively high. 1Q06 was a strong quarter, compared to 1Q07 and also the rest of 2006, in term of average tariffs, ARPU, and service revenue due to tariffs increase for the low-price promotions at the beginning of year 2006. Compared to 4Q06, service revenue in 1Q07 increased 6.4% qoq due to strong growth in subscriber base and relatively stable tariffs during the quarter.

*(2) Sales revenue* increased 17.1% yoy to Bt4,006 million from higher units sales of handset, but was relatively flat compared to 4Q06 due to lower average price of handsets albeit at higher units sold.

#### Total Cost

*Total cost slightly increased 1.2% yoy from higher cost of sales while cost of service and concession fee declined yoy.*

Total cost comprises of (1) cost of services and equipment rentals, (2) concession fee and excise tax, and (3) cost of sales. For the 1Q07, the Group incurred total cost of Bt14,293 million, which increased 1.2% y-o-y from Baht 14,123 million in 1Q06, and increased 2.2% qoq from Bt13,989 million in 4Q06.

*(1) Cost of services and equipment rentals* in 1Q07 were Bt5,802 million, slightly decreased 1.2% yoy from Bt 5,876 million in 1Q06 when amortization cost was relatively high. However, when compared to the previous quarter, cost of services increased 2.3% qoq from Bt5,675 million in 4Q06 as amortization cost and other network-related cost starts to pick up following network investment spent last year.

*(2) Concession fee and excise tax* were Bt 4,814 million in 1Q07, declined 8.2% yoy from Bt 5,247 million in 1Q06 and increased 5.8% qoq from Bt4,550 million in 4Q06 following proportionate decline/increase in service revenues. Starting from 27 February 2007, following the Ministerial Notification from Ministry of Finance and the Cabinet approval, excise tax on telecommunications service has been reduced to zero percent. As a result, instead of previous practice of deducting 10% excise tax from revenue share paid to TOT, the Group currently pays a full amount of revenue share to TOT. Concession fee and excise tax as percentage of service revenue remains the same at 24.7% in 1Q07, compared to 24.7% in 1Q06 and 24.8% in 4Q06.

*(3) Cost of sales* in 1Q07 was Bt 3,676 million, increased 22.5% yoy from Bt3,000 million in 1Q06 following higher unit sales of handsets. Compared to the previous quarter, cost of sales declined 2.3% qoq from Bt3,764 million in 4Q06 from lower average price of handsets despite unit sold was increased. Sales margin in 1Q07 was 8.2% compared to 12.3% in 1Q06 and 6.2% in 4Q06; this is usually fluctuated from quarter to quarter depending on different margins from different handset models sold in each period.

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**May 11, 2007**

## *Management's Discussion and Analysis*

### Selling and administrative expenses (SG&A)

*Marketing spending to total revenues was 3.7%, the same level of spending as for full year 2006.*

SG&A expenses were Bt 3,126 million in 1Q07, represented an 11.0% yoy increase from Bt 2,817 million in 1Q06 but declined 8.7% qoq from Bt3,424 million in 4Q06 due to marketing expenses. Marketing spending in 1Q07, the same level to spending for the full year 2006, was 3.7% of total revenues, compared to the unusually low at 2.2% of total revenues in 1Q06 when marketing activities were slowed down. On contrary, the qoq decline was a result of the significant high spending in brand and distribution at 6.0% of total revenues in 4Q06.

### Interest expense

Interest expense increased 36.3% yoy to Bt448 million as the Group's total outstanding debt in 1Q07 increased to Bt28,402 million from Bt23,963 million in 1Q06. Compared to the previous quarter, interest expense declined 12.5% qoq from the unusually high Bt511 million in 4Q06 due to drawdown of Bt11,427 million new debenture in late 3Q06 before repayment of the old Bt10,000 million later in November 2006.

### Net Profit

The Group recorded net profit of Bt3,984 million for the period, a 24.7% decline from Bt5,290 million in 1Q06 but improved 25.0% from Bt3,187m in 4Q06.

## Liquidity

*Liquidity improved due to increase in VAT receivables, trade receivables, and cash.*

At the end of 1Q07, current ratio improved to 81% from 74% at the end of 4Q06 due to increase in VAT receivables, trade receivables, and cash.

### Current assets

The Group's current assets as of 31 March 2007 were Bt 25,150 million, an increase of 9.9% from Bt22,893 million at the end of 4Q06 as a result of increase in VAT receivables, trade receivables, and cash. Cash and cash equivalents represent 53% of current assets.

| | 31 March 2007 | | 31 December 2006 | |
|---|---|---|---|---|
| | Million Baht | % Total assets | Million Baht | % Total assets |
| Cash and cash equivalents | 13,248 | 9.6% | 12,742 | 9.5% |
| Trade receivables | 5,543 | 4.0% | 4,898 | 3.6% |
| VAT receivables | 1,806 | 1.3% | 464 | 0.3% |
| Inventories for network spare part | 1,531 | 1.1% | 2,055 | 1.5% |
| Other current assets | 3,022 | 2.2% | 2,733 | 2.0% |
| **Total current assets** | **25,150** | **18.3%** | **22,893** | **17.0%** |

### *Management's Discussion and Analysis*

**Current liabilities**

Current liabilities slightly increased to Bt31,205 million from Bt 31,039 million at the end of 4Q06, despite of repayment of short-term loan and current portion of long-term debt, due to increase in trade payable, accrued concession fee and excise tax, and income tax payable.

| | 31 March 2007 | | 31 December 2006 | |
|---|---|---|---|---|
| | Million Baht | % Total Liabilities | Million Baht | % Total Liabilities |
| Short term loans | - | - | 1,000 | 1.8% |
| Trade payable | 6,671 | 11.9% | 5,760 | 10.2% |
| Portion of long-term debt due in 1 year | 3,509 | 6.3% | 6,507 | 11.5% |
| Concession right payable, accrued concession fee and excise tax | 8,045 | 14.3% | 7,155 | 12.6% |
| Unearned income | 3,724 | 6.6% | 3,659 | 6.5% |
| Income tax payable | 4,613 | 8.2% | 2,963 | 5.2% |
| Other current liabilities | 4,644 | 8.3% | 3,994 | 7.0% |
| Total current liabilities | 31,205 | 55.6% | 31,039 | 54.7% |

**Assets**

*Total assets grew from increase in current assets and fixed assets for mobile network.*

Total assets as of 31 March 2007 was Bt137,742 million, grew by Bt3,441 million from Bt 134,301 million as of 31 December 2006, The increase mainly came from rises in current assets and asset under concession agreement as the Group continued to invest in network capacity and quality. Fixed assets including Property Plant and Equipment and assets under concession, which mainly utilized to operate mobile network, represented 65.5% of total assets.

| | 31 March 2007 | | 31 December 2006 | |
|---|---|---|---|---|
| | Million Baht | % of Total assets | Million Baht | % of Total Assets |
| Current assets | 25,150 | 18.3% | 22,893 | 17.0% |
| Property, plant and equipment, net | 8,369 | 6.1% | 7,797 | 5.8% |
| Asset under concession agreement, net | 81,860 | 59.4% | 81,096 | 60.4% |
| Intangible assets | 11,819 | 8.6% | 12,197 | 9.1% |
| Deferred tax assets | 9,917 | 7.2% | 9,763 | 7.3% |
| Other non-current assets | 626 | 0.5% | 555 | 0.4% |
| Total assets | 137,742 | 100% | 134,301 | 100% |

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**May 11, 2007**

***Management's Discussion and Analysis***

**Capital structure**

*The Group's capital structure remained strong, with debt to equity ratio of 35%*

The Group's capital structure remained strong with low leverage, as shown in three key ratios below. Total liabilities to equity at the end of 1Q07 were 69% declined from 73% at the end of 4Q06 due to repayment of debenture during the quarter. Debt to equity also declined to 35% from 43%. Net debt to equity (Net debt = total debentures and borrowings minus cash) declined to 19% from 26%.

| | 31 March 2007 | 31 December 2006 |
|---|---|---|
| Total liabilities to equity | 69% | 73% |
| Debt to equity | 35% | 43% |
| Net debt to equity | 19% | 26% |

**Debentures and Loans**

As of 31 March 2007, the Group had total debentures and borrowings of Bt28,402 million, declined from Bt33,149 million at the end of 4Q06. The decline was from retirement of Bt3,750 million of long-term debentures and repayment of B1,000 million of short-term borrowing.

| | 31 March 2007 | | 31 December 2006 | |
|---|---|---|---|---|
| | Million Baht | % Total Liabilities | Million Baht | % Total Liabilities |
| Short term borrowing | - | - | 1,000 | 1.8% |
| Portion of long-term debt due in 1 year | 3,509 | 6.3% | 6,507 | 11.5% |
| Long-term debt | 24,893* | 44.4% | 25,642* | 45.2% |
| Total debts | 28,402 | 50.6% | 33,149 | 58.5% |

* including swap contract payable incurred from JPY-denominated syndicated loan which was swapped into Thai Baht in total of Baht 9,485 million

**Shareholders' equity**

The Group's shareholder's equity increased to Bt81,632 million at the end of 1Q07 from Bt77,599 million at the end of 4Q06, mainly as a result of increase in retained earnings from net profit during the period of Bt3,984 million.

**Cash Flow**

*Cash flow remained strong and sufficient to finance capital expenditures and repay debt.*

For the three-month period, the Group generated Bt9,854 million of cash flow from operations (after interest, tax, and changes in working capital). Of this amount, the Group mainly spent Bt4,516 million on network investment and repaid Bt4,750 million of short-term loans and long-term debentures. The rest was kept as cash on hand.

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**May 11, 2007**

***Management's Discussion and Analysis***

**Change in accounting policy:**

**Change from equity method to cost method for investment in subsidiary and associated companies**

In the 1Q07, the Company changed its accounting policy for its investment in subsidiaries from equity method to cost method in compliance to the Notification No.26/2006 issued by the Federation of Accounting Professions regarding the Accounting Standard No. 44 "Consolidated Financial Statements and Accounting for Investments in Subsidiaries" (Amendment No. 1). The Company's stand-alone financial statements for 1Q06 and the balance sheet for the year ended 2006 were restated for comparison. The change in accounting policy to cost method has no impact to the consolidated financial statement which remains unchanged.

The effects of the retrospective adjustments to the Company's (stand-alone) balance sheet as of 31 December 2006 and the Company's statement of income for the three-month period ended 31 March 2006 are as follows:

| **Balance sheets as at 31 December 2006** | **Restated** |
|---|---|
| | **Million Baht** |
| Decrease in investments in subsidiaries | |
| Impact from the change from equity to cost method | 1,723 |
| Impact from impairment loss to investment at cost | 6,025 |
| Decrease in investments in subsidiaries, net | 7,748 |
| Shareholders' equity | |
| Decrease in unrealised gain from dilution of investment as at 1 January 2006 and 31 December 2006 | 161 |
| Decrease in retained earnings as at 31 December 2006 | 7,587 |
| Decrease in retained earnings as at 1 January 2006 | 8,814 |

| **Statements of income for the three-month period ended 31 March 2006** | **Restated** |
|---|---|
| | **Million Baht** |
| Decrease in net profit for the period | 773 |
| Decrease in basic earnings per share (Baht) | 0.26 |
| Decrease in diluted earnings per share (Baht) | 0.26 |

**ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED**

**INTERIM CONSOLIDATED AND COMPANY
FINANCIAL STATEMENTS
(UNAUDITED)**

**31 MARCH 2007**

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

## AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Advanced Info Service Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 31 March 2007, and the related consolidated and company statements of income, changes in shareholders' equity and cash flows for the three-month period ended 31 March 2007 and 2006 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited. The Company's management is responsible for the correctness and completeness of information in these interim financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform a review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit, and accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2006 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 23 February 2007. As discussed in Note 2 to the financial statements, from 1 January 2007 the Company has changed its accounting policy for investments in subsidiaries in the company financial statements from the equity method to the cost method to comply with the Federation of Accounting Professions' announcement. The Company has applied the retrospective adjustments. Therefore, the company balance sheet as at 31 December 2006, as part of the consolidated and company financial statements which I have audited and issued a report thereon as stated above, and the interim company financial statement for the quarter ended 31 March 2006, presented for comparative purposes, are restated.

Suchart Luengsuraswat
Certified Public Accountant (Thailand) No. 2807
PricewaterhouseCoopers ABAS Limited

Bangkok
11 May 2007

**Advanced Info Service Public Company Limited**
**Balance Sheets**
**As at 31 March 2007 and 31 December 2006**

| | | Consolidated | | Company | |
|---|---|---|---|---|---|
| | | Unaudited | Audited | Unaudited | Audited |
| | | 31 March | 31 December | 31 March | 31 December |
| | | 2007 | 2006 | 2007 | 2006 |
| | | | | | Restated |
| | Notes | Baht'000 | Baht'000 | Baht'000 | Baht'000 |
| **ASSETS** | | | | | |
| **Current Assets** | | | | | |
| Cash and cash equivalents | | 13,248,340 | 12,742,218 | 2,007,979 | 3,725,034 |
| Short-term investments | | 122,696 | 118,187 | - | - |
| Trade accounts receivable, net | 6 | 5,543,363 | 4,898,182 | 6,531,183 | 5,288,900 |
| Amounts due from and loans to related parties | 19 | 1,119 | 2,973 | 149,591 | 87,113 |
| Receivables for cash card | | 626,286 | 620,505 | - | - |
| Value added tax receivables - third party | | 1,805,554 | 463,557 | 1,805,554 | 463,557 |
| Inventories and sparepart inventories for mobile phone network maintenance, net | | 1,530,770 | 2,055,466 | 127,603 | 113,364 |
| Other current assets | 7 | 2,272,254 | 1,991,808 | 1,690,863 | 1,756,240 |
| Total Current Assets | | 25,150,382 | 22,892,896 | 12,312,773 | 11,434,208 |
| **Non-Current Assets** | | | | | |
| Investments in subsidiaries, net | 8 | - | - | 19,856,041 | 19,856,041 |
| Property, plant and equipment, net | 9 | 8,368,966 | 7,797,323 | 7,581,079 | 7,021,666 |
| Assets under concession agreements, net | 9 | 81,859,994 | 81,095,903 | 75,841,647 | 74,763,193 |
| Intangible assets | | | | | |
| Computer software, net | 9 | 1,336,730 | 1,308,759 | 1,253,928 | 1,234,412 |
| Concession rights, net | 9 | 2,937,399 | 3,051,104 | - | - |
| Goodwill, net | 9 | 7,545,317 | 7,837,043 | - | - |
| Deferred tax assets | 15 | 9,917,111 | 9,762,601 | 8,976,949 | 8,813,222 |
| Other non-current assets, net | 9 | 626,085 | 555,145 | 511,374 | 441,227 |
| Total Non-Current Assets | | 112,591,602 | 111,407,878 | 114,021,018 | 112,129,761 |
| **Total Assets** | | 137,741,984 | 134,300,774 | 126,333,791 | 123,563,969 |

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

The notes on pages 9 to 30 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Balance Sheets
As at 31 March 2007 and 31 December 2006

| | Notes | Consolidated Unaudited 31 March 2007 Baht'000 | Consolidated Audited 31 December 2006 Baht'000 | Company Unaudited 31 March 2007 Baht'000 | Company Audited 31 December 2006 Restated Baht'000 |
|---|---|---|---|---|---|
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | | |
| **Current Liabilities** | | | | | |
| Short-term loan from a financial institution | 11 | - | 1,000,000 | - | 1,000,000 |
| Trade accounts payable | 10 | 6,670,824 | 5,759,710 | 6,546,842 | 5,662,485 |
| Amounts due to and loans from related parties | 19 | 330,619 | 523,210 | 4,827,936 | 4,925,439 |
| Current portion of long-term debentures, net and long-term borrowings | 11 | 3,508,842 | 6,507,227 | 3,506,434 | 6,504,184 |
| Concession right payable, accrued concession fee and excise tax | 12 | 8,044,674 | 7,155,341 | 2,786,187 | 2,051,951 |
| Unearned income - mobile phone service | | 3,724,307 | 3,658,800 | 4,172,302 | 4,072,275 |
| Advance receipts from customers | | 863,524 | 1,090,979 | - | - |
| Income tax payable | | 4,612,633 | 2,963,490 | 3,928,727 | 2,576,871 |
| Other current liabilities | 13 | 3,449,670 | 2,379,903 | 3,028,901 | 1,947,159 |
| Total Current Liabilities | | 31,205,093 | 31,038,660 | 28,797,329 | 28,740,364 |
| **Non-Current Liabilities** | | | | | |
| Swap contracts payable, net | 14 | 332,062 | 137,954 | 332,062 | 137,954 |
| Long-term debentures, net and long-term borrowings | 11 | 24,560,953 | 25,504,304 | 24,550,603 | 25,496,004 |
| Other non-current liabilities | | 12,367 | 20,847 | - | - |
| Total Non-Current Liabilities | | 24,905,382 | 25,663,105 | 24,882,665 | 25,633,958 |
| **Total Liabilities** | | 56,110,475 | 56,701,765 | 53,679,994 | 54,374,322 |
| **Shareholders' Equity** | | | | | |
| Share capital | | | | | |
| Authorised share capital | 17 | 4,997,460 | 4,997,460 | 4,997,460 | 4,997,460 |
| Issued and fully paid-up share capital | 17 | 2,954,592 | 2,953,547 | 2,954,592 | 2,953,547 |
| Premium on share capital | 17 | 21,022,676 | 20,978,563 | 21,022,676 | 20,978,563 |
| Advanced receipts for share subscription | 17,22 | 34,253 | 14,504 | 34,253 | 14,504 |
| Unrealised gain from dilution of investment | | 161,187 | 161,187 | - | - |
| Retained earnings | | | | | |
| Appropriated - Legal reserve | | 500,000 | 500,000 | 500,000 | 500,000 |
| Unappropriated | | 56,313,943 | 52,330,152 | 48,142,276 | 44,743,033 |
| Total Parent's Shareholders' Equity | | 80,986,651 | 76,937,953 | 72,653,797 | 69,189,647 |
| Minority interests | | 644,858 | 661,056 | - | - |
| **Total Shareholders' Equity, net** | | 81,631,509 | 77,599,009 | 72,653,797 | 69,189,647 |
| **Total Liabilities and Shareholders' Equity** | | 137,741,984 | 134,300,774 | 126,333,791 | 123,563,969 |

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

The notes on pages 9 to 30 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Income (Unaudited)

For the three-month periods ended 31 March 2007 and 2006

| | | Consolidated | | Company | |
|---|---|---|---|---|---|
| | | Unaudited | Unaudited | Unaudited | Unaudited |
| | | 31 March | 31 March | 31 March | 31 March |
| | | 2007 | 2006 | 2007 | 2006 |
| | | | | | Restated |
| | Notes | Baht'000 | Baht'000 | Baht'000 | Baht'000 |
| **Revenues** | | | | | |
| Revenues from services and equipment rentals | | 19,492,675 | 21,267,404 | 18,676,151 | 20,071,124 |
| Sales | | 4,005,689 | 3,420,802 | - | - |
| **Total revenues** | | 23,498,364 | 24,688,206 | 18,676,151 | 20,071,124 |
| **Cost** | | | | | |
| Cost of services and equipment rentals | | 5,802,226 | 5,875,539 | 6,174,381 | 6,124,898 |
| Concession fee and excise tax | | 4,814,476 | 5,246,788 | 4,406,327 | 4,882,368 |
| Cost of sales | | 3,675,830 | 3,000,464 | - | - |
| **Total cost** | | 14,292,532 | 14,122,791 | 10,580,708 | 11,007,266 |
| **Gross profit** | | 9,205,832 | 10,565,415 | 8,095,443 | 9,063,858 |
| Selling and administrative expenses | | 3,126,406 | 2,816,724 | 2,864,612 | 2,394,424 |
| **Profit from sales, services and equipment rentals** | | 6,079,426 | 7,748,691 | 5,230,831 | 6,669,434 |
| Other operating income | | 200,750 | 266,653 | 153,600 | 132,666 |
| Net (loss) gain on exchange rate | | (9,406) | 23,045 | (13,851) | 13,264 |
| Directors' remuneration | | (1,943) | (2,305) | (1,869) | (1,695) |
| **Profit before interest and tax** | | 6,268,827 | 8,036,084 | 5,368,711 | 6,813,669 |
| Interest expense | | (447,711) | (328,440) | (498,464) | (374,643) |
| Income tax | 16 | (1,853,523) | (2,447,474) | (1,471,004) | (1,922,430) |
| **Profit before minorities** | | 3,967,593 | 5,260,170 | 3,399,243 | 4,516,596 |
| Loss attributable to minorities, net | | (16,198) | (29,495) | - | - |
| **Net profit for the period** | | 3,983,791 | 5,289,665 | 3,399,243 | 4,516,596 |
| **Basic earnings per share (Baht)** | 5 | | | | |
| Net profit for the period | | 1.35 | 1.79 | 1.15 | 1.53 |
| **Diluted earnings per share (Baht)** | 5 | | | | |
| Net profit for the period | | 1.35 | 1.79 | 1.15 | 1.53 |

CFO

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes on pages 9 to 30 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited
Statements of Changes in Shareholders' Equity (Unaudited)
For the three-month periods ended 31 March 2007 and 2006

| | Consolidated (Baht'000) | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Issued and paid-up share capital | Premium on share capital | Advance receipts for share subscription | Fair value reserve | Unrealised gain on dilution of investment | Legal reserve | Capital reserve for treasury stock | Unappro-priated retained earnings | Treasury stock | Minority interests | Total |
| Opening balance | 2,953,547 | 20,978,563 | 14,504 | - | 161,187 | 500,000 | - | 52,330,152 | - | 661,056 | 77,599,009 |
| Net profit for the period | - | - | - | - | - | - | - | 3,983,791 | - | - | 3,983,791 |
| Transfer of advanced receipts to additional shares (Note 17) | 333 | 14,171 | (14,504) | - | - | - | - | - | - | - | - |
| Additional shares (Note 17) | 712 | 29,942 | - | - | - | - | - | - | - | - | 30,654 |
| Advanced receipts for share subscription (Note 17) | - | - | 34,253 | - | - | - | - | - | - | - | 34,253 |
| Loss attributable to minorities | - | - | - | - | - | - | - | - | - | (16,198) | (16,198) |
| **Closing balance 31 March 2007** | 2,954,592 | 21,022,676 | 34,253 | - | 161,187 | 500,000 | - | 56,313,943 | - | 644,858 | 81,631,509 |
| Opening balance | 2,950,640 | 20,729,933 | 25,257 | 17,670 | 161,187 | 500,000 | 83,130 | 54,664,430 | (83,130) | 885,435 | 79,934,552 |
| Net profit for the period | - | - | - | - | - | - | - | 5,289,665 | - | - | 5,289,665 |
| Transfer of advanced receipts to additional shares | 491 | 24,766 | (25,257) | - | - | - | - | - | - | - | - |
| Additional shares | 1,544 | 76,918 | - | - | - | - | - | - | - | - | 78,462 |
| Advanced receipts for share subscription | - | - | 4,221 | - | - | - | - | - | - | - | 4,221 |
| Change in fair value reserve | - | - | - | (17,670) | - | - | - | - | - | - | (17,670) |
| Loss attributable to minorities | - | - | - | - | - | - | - | - | - | (29,495) | (29,495) |
| **Closing balance 31 March 2006** | 2,952,675 | 20,831,617 | 4,221 | - | 161,187 | 500,000 | 83,130 | 59,954,095 | (83,130) | 855,940 | 85,259,735 |

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes on pages 9 to 30 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited) (continued)

For the three-month periods ended 31 March 2007 and 2006

| | Company (Baht'000) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Issued and paid-up share capital | Premium on share capital | Advanced receipts for share subscription | Unrealised gain from dilution of investment | Legal reserve | Capital reserve for treasury stock | Unappropriated retained earnings | Treasury stock | Total |
| **Opening balance 2007 - as previously report** | 2,953,547 | 20,978,563 | 14,504 | 161,187 | 500,000 | - | 52,330,152 | - | 76,937,953 |
| Retrospective adjustment (Note 2) | - | - | - | (161,187) | - | - | (7,587,119) | - | (7,748,306) |
| Opening balance - as restated | 2,953,547 | 20,978,563 | 14,504 | - | 500,000 | - | 44,743,033 | - | 69,189,647 |
| Net profit for the period | - | - | - | - | - | - | 3,399,243 | - | 3,399,243 |
| Transfer of advanced receipts to additional shares (Note 17) | 333 | 14,171 | (14,504) | - | - | - | - | - | - |
| Additional shares (Note 17) | 712 | 29,942 | - | - | - | - | - | - | 30,654 |
| Advanced receipts for share subscription (Note 17) | - | - | 34,253 | - | - | - | - | - | 34,253 |
| **Closing balance 31 March 2007** | 2,954,592 | 21,022,676 | 34,253 | - | 500,000 | - | 48,142,276 | - | 72,653,797 |
| **Opening balance 2006 - as previously report** | 2,950,640 | 20,729,933 | 25,257 | 161,187 | 500,000 | 83,130 | 54,664,430 | (83,130) | 79,031,447 |
| Retrospective adjustment (Note 2) | - | - | - | (161,187) | - | - | (8,813,775) | - | (8,974,962) |
| Opening balance - as restated | 2,950,640 | 20,729,933 | 25,257 | - | 500,000 | 83,130 | 45,850,655 | (83,130) | 70,056,485 |
| Net profit for the period (restated) | - | - | - | - | - | - | 4,516,596 | - | 4,516,596 |
| Transfer of advanced receipts to additional shares | 491 | 24,766 | (25,257) | - | - | - | - | - | - |
| Additional shares | 1,544 | 76,918 | - | - | - | - | - | - | 78,462 |
| Advanced receipts for share subscription | - | - | 4,221 | - | - | - | - | - | 4,221 |
| **Closing balance 31 March 2006** | 2,952,675 | 20,831,617 | 4,221 | - | 500,000 | 83,130 | 50,367,251 | (83,130) | 74,655,764 |

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes on pages 9 to 30 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Cash Flows (Unaudited)

For the three-month periods ended 31 March 2007 and 2006

| | | Consolidated | | Company | |
|---|---|---|---|---|---|
| | | Unaudited<br>31 March<br>2007 | Unaudited<br>31 March<br>2006 | Unaudited<br>31 March<br>2007 | Unaudited<br>31 March<br>2006<br>Restated |
| | Notes | Baht'000 | Baht'000 | Baht'000 | Baht'000 |
| **Cash flows from operating activities** | 18 | 9,852,917 | 12,683,685 | 7,397,362 | 10,839,521 |
| **Cash flows from investing activities** | | | | | |
| Net changes in short-term investments | | (4,509) | 159,335 | - | - |
| Proceeds from disposals of property and equipment | | 8,356 | 1,912 | 7,624 | 1,804 |
| Purchase of property, plant, equipment and computer software | | (1,529,400) | (704,264) | (1,393,908) | (648,151) |
| Purchase of assets under concession agreements | | (2,985,914) | (1,943,474) | (2,981,753) | (1,865,234) |
| Loans to related parties | | - | - | (50,100) | - |
| Net cash used in investing activities | | (4,511,467) | (2,486,491) | (4,418,137) | (2,511,581) |
| **Cash flows from financing activities** | | | | | |
| Repayments of short-term loan from a financial institution | 11 | (1,000,000) | - | (1,000,000) | - |
| Repayments of short-term loans from a subsidiary | | - | - | - | (6,500,000) |
| Repayments of long-term debentures | 11 | (3,750,000) | (1,500,000) | (3,750,000) | (1,500,000) |
| Finance lease principal payments | 11 | (4,861) | (4,800) | (4,075) | (4,151) |
| Proceeds from additional share capital | | 712 | 1,543 | 712 | 1,543 |
| Proceeds from share premium | | 29,942 | 76,918 | 29,942 | 76,918 |
| Advanced receipts for share subscription | 17 | 34,253 | 4,221 | 34,253 | 4,221 |
| Net cash used in financing activities | | (4,689,954) | (1,422,118) | (4,689,168) | (7,921,469) |
| **Net increase (decrease) in cash and cash equivalents** | | 651,496 | 8,775,076 | (1,709,943) | 406,471 |
| **Opening balance** | | 11,097,790 | 6,757,483 | 3,725,034 | 1,824,526 |
| Unrealised loss on exchange rate of cash and cash equivalents | | (7,112) | (7,261) | (7,112) | (7,261) |
| **Closing balance** | | 11,742,174 | 15,525,298 | 2,007,979 | 2,223,736 |

CTO

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

The notes on pages 9 to 30 are an integral part of these interim financial statements.

Advanced Info Service Public Company Limited

Statements of Cash Flows (Unaudited) (continued)

For the three-month periods ended 31 March 2007 and 2006

**Supplemental disclosures of cash flow information**

**Cash and cash equivalents**

Cash and cash equivalents included in the statements of cash flows for the three-month periods ended 31 March 2007 and 2006 comprise:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | Unaudited 31 March 2007 | Unaudited 31 March 2006 | Unaudited 31 March 2007 | Unaudited 31 March 2006 Restated |
| | Million Baht | Million Baht | Million Baht | Million Baht |
| Cash and deposits at financial institutions | 5,538 | 15,131 | 1,190 | 1,353 |
| Short-term investments with maturities of three months or less | 7,710 | 4,928 | 818 | 871 |
| | 13,248 | 20,059 | 2,008 | 2,224 |
| Less restricted bank deposits | (1,506) | (4,534) | - | - |
| Total cash and cash equivalents | 11,742 | 15,525 | 2,008 | 2,224 |

**Interest paid, income tax and non-cash investing activities**

Interest paid, income tax paid and non-cash investing activities for the three-month periods ended 31 March 2007 and 2006 comprise:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | Unaudited 31 March 2007 | Unaudited 31 March 2006 | Unaudited 31 March 2007 | Unaudited 31 March 2006 Restated |
| | Million Baht | Million Baht | Million Baht | Million Baht |
| **Interest paid and income tax paid** | | | | |
| Interest paid | 575 | 394 | 615 | 522 |
| Income tax paid | 370 | 208 | 283 | 40 |
| **Non-cash investing activities** | | | | |
| Outstanding debts arising from investment in property, plant and equipment and assets under concession agreements | 4,350 | 1,705 | 4,241 | 1,479 |

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The notes on pages 9 to 30 are an integral part of these interim financial statements.

## 1 Accounting policies

These interim consolidated and company financial statements are prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in the full format as required by the Securities and Exchange Commission. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, "Interim Financial Reporting" and additional notes are presented as required by the Securities and Exchange Commission under the Securities and Exchange Act., B.E. 2535.

An English version of the consolidated and company interim financial statements have been prepared from the interim financial statements that are in the Thai language. In the event of a conflict or a difference in interpretation between the two languages, the Thai language interim financial statements shall prevail.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2006, except as explain in Note 2.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

These interim financial statements should be read in conjunction with the 2006 annual financial statements.

These interim consolidated and company financial statements have been approved for issue by the Board of Directors on 11 May 2007.

### 1.1 Amendment to Accounting standards effective in 2007 and 2008

On 2 May 2007 the Federation of Accounting Professions (FAP) has announced the amendment to Thai Accounting Standards (TAS) as followings:

TAS no. 25 "Cash flow statement"
TAS no. 33 "Borrowing Costs"
TAS no. 44 "Consolidated and Separate Financial Statements"
TAS no. 45 "Investment in Associates "
TAS no. 46 "Interests in Joint Ventures"
TAS no. 49 "Construction Contracts"

The effective date for the revised TAS no. 44 "Consolidated and Separate Financial Statements", TAS no. 45 "Investment in Associate " and TAS no. 46 "Interests in Joint Ventures" is for the accounting periods beginning on or after 1 January 2007. The amendment to those accounting standards has an impact to the separate financial statements only and does not have an impact to the consolidated financial statements as mention in Note 2.

TAS no. 25 "Cash flow statement", TAS no. 33 "Borrowing Costs" and
TAS no. 49 "Construction Contracts" will be effective for the accounting periods beginning on or after 1 January 2008. The group management viewed that there is no significant impact to the group relating to revised standards.

## 2 Change in accounting policy

According to the notification of Federation of Accounting Professions No.26/2549 dated on 11 October 2006 and No.32/2549 dated on 3 November 2006 relating to amendment of TAS 44 "Consolidated financial statements and accounting for investment in subsidiaries" and TAS 45 "Accounting for Investments in Associates" which require the change from the equity method of accounting to cost method of accounting for investment in the subsidiaries and associates presented in the separate financial statements. Under the cost method, income from investment will be recorded when dividends are declared. The notification is mandatory from 1 January 2007. The change in such accounting policy has an impact to the separate financial statement only and does not have an impact to the consolidated financial statements.

The Group has adopted the cost method commencing from 1 January 2007 by applying retrospective adjustments. The effects of the changes to the Company's balance sheet as of 31 December 2006 and the Company's statement of income for the three-month period ended 31 March 2006 are as follows:

| **Balance sheets as at 31 December 2006** | **Restated** |
|---|---|
| | **Million Baht** |
| Decrease in investments in subsidiaries | |
| Impact from the change from equity to cost method | 1,723 |
| Impact from impairment loss to investment at cost | 6,025 |
| Decrease in investments in subsidiaries, net | 7,748 |
| Shareholders' equity | |
| Decrease in unrealised gain from dilution of investment as at 1 January 2006 and 31 December 2006 | 161 |
| Decrease in retained earnings as at 31 December 2006 | 7,587 |
| Decrease in retained earnings as at 1 January 2006 | 8,814 |

| **Statements of income for the three-month period ended 31 March 2006** | **Restated** |
|---|---|
| | **Million Baht** |
| Decrease in net profit for the period | 773 |
| Decrease in basic earnings per share (Baht) | 0.26 |
| Decrease in diluted earnings per share (Baht) | 0.26 |

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

## 3 Segment information

Financial information by business segment for the three-month periods ended 31 March 2007 and 2006 are as follows:

| | Consolidated (Million Baht) | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | For the three-month periods ended 31 March | | | | | | | |
| | Mobile phone and call center services | | Mobile phone sales | | Datanet and broadband services | | Group | |
| | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| **Revenues:** | | | | | | | | |
| Revenues from services and equipment rentals | 19,269 | 21,089 | 26 | 16 | 197 | 162 | 19,492 | 21,267 |
| Sales | - | - | 4,006 | 3,412 | - | 9 | 4,006 | 3,421 |
| Total revenues | 19,269 | 21,089 | 4,032 | 3,428 | 197 | 171 | 23,498 | 24,688 |
| **Operating expenses:** | | | | | | | | |
| Cost of sales, services and equipment rentals | (10,458) | (11,011) | (3,684) | (2,997) | (151) | (115) | (14,293) | (14,123) |
| Selling and administrative expenses | (2,945) | (2,626) | (91) | (119) | (92) | (74) | (3,128) | (2,819) |
| Operating profit (loss) | 5,866 | 7,452 | 257 | 312 | (46) | (18) | 6,077 | 7,746 |

CTO

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

## 4 Significant items charged to operating profit

The following items have been charged to the operating profit during the interim period:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 31 March 2007 Million Baht | 31 March 2006 Million Baht | 31 March 2007 Million Baht | 31 March 2006 Million Baht |
| Depreciation on property and equipment (Note 9) | 740 | 996 | 706 | 961 |
| Amortisation of intangible assets (Note 9) | | | | |
| - Computer software | 117 | 127 | 114 | 124 |
| - Assets under concession agreements | 3,158 | 3,171 | 2,838 | 2,878 |
| - Concession rights | 114 | 114 | - | - |
| - Positive goodwill | 292 | 292 | - | - |
| - Deferred charges | 20 | 30 | 14 | 25 |
| (Reversal) loss on obsolete spare parts for mobile phone network maintenance, net | (1) | 17 | (1) | 15 |
| Doubtful accounts and bad debts | 363 | 109 | 366 | 104 |
| Staff costs | 919 | 996 | 661 | 759 |
| Marketing expenses | 874 | 541 | 866 | 443 |
| Number of staff (persons) | 8,541 | 7,786 | 4,895 | 4,559 |

## 5 Earnings per share

Basic earnings per share is calculated by dividing the net profit for the period attributable to shareholders by the weighted average number of paid-up ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares which are the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from exercise of warrants should be considered to have been received from the issue of shares at fair value. These represent warrants where the exercise price is less than the average market price of the Company's shares during the three-month periods ended 31 March 2007 and 2006.

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 31 March 2007 | 31 March 2006 | 31 March 2007 | 31 March 2006 Restated |
| **Basic earnings per share (Baht)** | | | | |
| Net profit attributable to shareholders (Million Baht) | 3,984 | 5,290 | 3,399 | 4,517 |
| Weighted average number of paid-up ordinary share in issue during the period (Million shares) | 2,954 | 2,949 | 2,954 | 2,949 |
| Basic earnings per share (Baht) | 1.35 | 1.79 | 1.15 | 1.53 |
| **Diluted earnings per share (Baht)** | | | | |
| Effect of dilutive potential ordinary shares (Million shares) | - | 1 | - | 1 |
| Weighted average number of ordinary shares for diluted earnings per share (Million shares) | 2,954 | 2,950 | 2,954 | 2,950 |
| Diluted earnings per share (Baht) | 1.35 | 1.79 | 1.15 | 1.53 |

... PUBLIC COMPANY LIMITED

## 6 Trade accounts receivable, net

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 31 March 2007 Million Baht | 31 December 2006 Million Baht | 31 March 2007 Million Baht | 31 December 2006 Million Baht |
| Trade accounts receivable, gross | | | | |
| Third parties | 3,700 | 3,166 | 2,553 | 1,890 |
| Related parties (Note 19) | 181 | 147 | 2,529 | 1,883 |
| Accrued income | 2,375 | 2,019 | 2,121 | 1,901 |
| | 6,256 | 5,332 | 7,203 | 5,674 |
| Less allowance for trade receivables | (713) | (434) | (672) | (385) |
| | 5,543 | 4,898 | 6,531 | 5,289 |

Outstanding trade accounts receivable from third parties can be analysed as follows:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 31 March 2007 Million Baht | 31 December 2006 Million Baht | 31 March 2007 Million Baht | 31 December 2006 Million Baht |
| Current - 3 months | 5,833 | 5,039 | 4,510 | 3,667 |
| Overdue 3 - 6 months | 201 | 94 | 135 | 85 |
| Overdue 6 - 12 months | 13 | 8 | 11 | 6 |
| Overdue over 12 months | 28 | 44 | 18 | 33 |
| | 6,075 | 5,185 | 4,674 | 3,791 |
| Less allowance for trade receivables | (713) | (434) | (672) | (385) |
| | 5,362 | 4,751 | 4,002 | 3,406 |

The directors are of the opinion that allowance for doubtful accounts of the Group and bank guarantees received from dealers by a subsidiary are sufficient to cover exposure to the bad debt risk.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Group's large number of customers. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Group's trade accounts receivable.

Outstanding trade accounts receivable from related parties can be analysed as follows:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 31 March 2007 Million Baht | 31 December 2006 Million Baht | 31 March 2007 Million Baht | 31 December 2006 Million Baht |
| Current - 3 months | 181 | 147 | 2,244 | 1,636 |
| Overdue 3 - 6 months | - | - | 38 | 247 |
| Overdue 6 - 12 months | - | - | 247 | - |
| | 181 | 147 | 2,529 | 1,883 |

CTO

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

## 7 Other current assets

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 31 March 2007 Million Baht | 31 December 2006 Million Baht | 31 March 2007 Million Baht | 31 December 2006 Million Baht |
| Other receivables | 376 | 226 | 94 | 98 |
| Prepaid expenses | 1,536 | 1,502 | 1,473 | 1,459 |
| Others | 360 | 264 | 124 | 199 |
| | 2,272 | 1,992 | 1,691 | 1,756 |

## 8 Investments in subsidiaries

Movements in investments in subsidiaries for the three-month period ended 31 March 2007 comprise:

| | Company 2007 Million Baht |
|---|---|
| **Transactions during the three-month period ended 31 March** | |
| Opening net book amount - as previously reported | 27,604 |
| Retrospective adjustment (Note 2) | (7,748) |
| Opening net book amount - as restated | 19,856 |
| Addition | - |
| Closing net book amount | 19,856 |

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

## 8 Investments in subsidiaries, net (continued)

Company - 31 March 2007 and 31 December 2006

| Subsidiaries | Nature of Business | Country of incorporation | Nature of relationship | Paid-up capital Million Baht | Investment portion % | Cost Million Baht 31 March 2007 | Cost Million Baht 31 December 2006 Restated |
|---|---|---|---|---|---|---|---|
| Mobile from Advance Co., Ltd. | Currently ceased operation | Thailand | Shareholder | 240.00 | 99.99 | 600.00 | 600.00 |
| Advanced Datanetwork Communications Co., Ltd. | Service provider of voice/data communications via telephone line and broadband | Thailand | Shareholder | 957.52 | 51.00 | 597.83 | 597.83 |
| Datanetwork Solution Co., Ltd. | Service provider of voice/data communications via telephone line | Thailand | Shareholder | 1.00 | 49.00 | 8.00 | 8.00 |
| Advanced Contact Center Co., Ltd. | Service provider of call center | Thailand | Shareholder | 272.00 | 99.99 | 810.96 | 810.96 |
| Digital Phone Co., Ltd. | Importer and distributor of cellular phones and related accessories, cellular phone rental and service provider of digital mobile phone system in 1800 MHZ | Thailand | Shareholder | 14,621.86 | 98.55 | 23,299.84 | 23,299.84 |
| Data Line Thai Co., Ltd. | Service provider of internet | Thailand | Shareholder | 15.00 | 65.00 | 2.41 | 2.41 |
| Advanced Magic Card Co., Ltd. | Distributor of cash card business | Thailand | Shareholder | 250.00 | 99.99 | 250.00 | 250.00 |
| Advanced Mpay Co., Ltd. | Service provider of payment business via mobile phone | Thailand | Shareholder | 300.00 | 69.99 | 210.00 | 210.00 |
| AIN Globalcomm Co., Ltd. (Formerly AIS International Network Co., Ltd.) | Service provider of international gateway | Thailand | Shareholder | 100.00 | 99.99 | 100.00 | 100.00 |
| AIS Wireless Communication Network Co., Ltd. | Currently not in operation | Thailand | Shareholder | 1.00 | 99.99 | 1.00 | 1.00 |
| Super Broadband Network Co., Ltd. (Formerly AIS Wire Network Co., Ltd.) | Currently not in operation | Thailand | Shareholder | 1.00 | 99.99 | 1.00 | 1.00 |
| | Investments in subsidiaries | | | | | 25,881.04 | 25,881.04 |
| | Less allowance for impairment | | | | | (6,025.00) | (6,025.00) |
| | Investments in subsidiaries, net | | | | | 19,856.04 | 19,856.04 |

CTO

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

## 9 Capital expenditure and commitments

| | Consolidated (Million Baht) | | | | | |
|---|---|---|---|---|---|---|
| | Property and Equipment | Asset under concession agreement | Computer software | Concession rights | Goodwill and other assets | Total |
| **Transactions during the three-month period ended 31 March 2007** | | | | | | |
| Opening net book amount | 7,797 | 81,096 | 1,309 | 3,051 | 8,392 | 101,645 |
| Additions | 1,355 | 3,922 | 104 | - | 92 | 5,473 |
| Disposals, net | (2) | - | - | - | (1) | (3) |
| Transfer, net | (41) | - | 41 | - | - | - |
| Depreciation/ amortisation charges | (740) | (3,158) | (117) | (114) | (312) | (4,441) |
| Closing net book amount | 8,369 | 81,860 | 1,337 | 2,937 | 8,171 | 102,674 |
| **At 31 March 2007** | | | | | | |
| Cost | 29,190 | 169,015 | 3,648 | 6,993 | 15,399 | 224,245 |
| Less accumulated depreciation/ amortisation | (20,819) | (83,118) | (2,311) | (4,056) | (7,228) | (117,532) |
| allowance for asset impairment | (2) | (4,021) | - | - | - | (4,023) |
| allowance for written-off assets | - | (16) | - | - | - | (16) |
| Net book amount | 8,369 | 81,860 | 1,337 | 2,937 | 8,171 | 102,674 |

Additions include Baht 4.27 million (2006: Baht 11.71 million) assets leased under finance leases (where the Group is the lessee).

| | Company (Million Baht) | | | | |
|---|---|---|---|---|---|
| | Property and Equipment | Asset under concession agreement | Computer software | Other assets | Total |
| **Transactions during the three-month period ended 31 March 2007** | | | | | |
| Opening net book amount | 7,022 | 74,763 | 1,234 | 441 | 83,460 |
| Additions | 1,308 | 3,917 | 93 | 84 | 5,402 |
| Disposals, net | (2) | - | - | - | (2) |
| Transfer, net | (41) | - | 41 | - | - |
| Depreciation/ amortisation charges | (706) | (2,838) | (114) | (14) | (3,672) |
| Closing net book amount | 7,581 | 75,842 | 1,254 | 511 | 85,188 |
| **At 31 March 2007** | | | | | |
| Cost | 27,640 | 153,015 | 3,552 | 717 | 184,924 |
| Less accumulated depreciation/ amortisation | (20,057) | (73,152) | (2,298) | (206) | (95,713) |
| allowance for asset impairment | (2) | (4,021) | - | - | (4,023) |
| Net book amount | 7,581 | 75,842 | 1,254 | 511 | 85,188 |

Additions include Baht 2.35 million (2006: Baht 1.00 million) assets leased under finance leases (where the Company is the lessee).

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

## 9 Capital expenditure and commitments (continued)

### Capital expenditure commitments with third parties

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 31 March 2007 Million | 31 December 2006 Million | 31 March 2007 Million | 31 December 2006 Million |
| **Assets under concession agreements** | | | | |
| Thai Baht | 6,317 | 8,750 | 6,295 | 8,703 |
| US Dollars | 52 | 69 | 51 | 68 |
| Japanese Yen | 845 | 1,910 | 845 | 1,910 |
| Euro | 1 | 1 | 1 | 1 |
| **Property and equipment** | | | | |
| Thai Baht | 1,321 | 546 | 1,304 | 446 |
| US Dollars | 9 | 9 | 9 | 9 |
| **Service maintenance agreements** | | | | |
| Thai Baht | 1,593 | 1,424 | 1,519 | 1,345 |
| US Dollars | 5 | 7 | 5 | 7 |
| Japanese Yen | 152 | 179 | 152 | 179 |
| SG Dollars | 1 | - | 1 | - |

The Group has entered into lease and related service agreements for office spaces, cars, base stations, computer hardware and others for periods ranging from 1 month to 8 years with options to renew. As at 31 March 2007, the Group is committed to pay for rental and related services in respect of the agreements as follows:

| | Consolidated Million Baht | Company Million Baht |
|---|---|---|
| Not later than 1 year | 1,354 | 1,028 |
| Later than 1 year but not later than 5 years | 1,716 | 1,400 |
| Later than 5 years | 71 | 71 |

## 10 Trade accounts payable

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 31 March 2007 Million Baht | 31 December 2006 Million Baht | 31 March 2007 Million Baht | 31 December 2006 Million Baht |
| Trade accounts payable | | | | |
| Third parties | 6,576 | 5,684 | 5,987 | 5,172 |
| Related parties (Note 19) | 95 | 76 | 560 | 490 |
| | 6,671 | 5,760 | 6,547 | 5,662 |

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

## 11 Borrowings

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 31 March 2007 Million Baht | 31 December 2006 Million Baht | 31 March 2007 Million Baht | 31 December 2006 Million Baht |
| **Current** | | | | |
| Short-term loan from a financial institution | - | 1,000 | - | 1,000 |
| Current portion of long-term debentures, net | 3,492 | 6,491 | 3,492 | 6,491 |
| Current portion of finance lease liabilities | 17 | 16 | 14 | 13 |
| | 3,509 | 7,507 | 3,506 | 7,504 |
| **Non-current** | | | | |
| Long-term borrowings | 9,153 | 9,347 | 9,153 | 9,347 |
| Long-term debentures, net | 15,363 | 16,112 | 15,363 | 16,112 |
| Finance lease liabilities | 45 | 46 | 35 | 37 |
| | 24,561 | 25,505 | 24,551 | 25,496 |
| **Total borrowings** | 28,070 | 33,012 | 28,057 | 33,000 |

The movements in the above borrowings can be analysed as follows:

| | Consolidated Million Baht | Company Million Baht |
|---|---|---|
| **For the three-month period ended 31 March 2007** | | |
| Opening net book value | 33,012 | 33,000 |
| Additions | 4 | 2 |
| Repayments | (4,755) | (4,754) |
| Amortisation of bond issuing cost | 3 | 3 |
| Unrealised gain | (194) | (194) |
| Closing net book value | 28,070 | 28,057 |

**Long-term debentures**

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

The carrying amounts and fair values of long-term debentures (gross of issue costs) as at 31 March 2007 are as follows:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | Carrying amounts Million Baht | Fair values Million Baht | Carrying amounts Million Baht | Fair values Million Baht |
| Long-term debentures | 18,877 | 19,569 | 18,877 | 19,569 |

Fair values for traded debentures have been determined based on quoted selling prices from The Thai Bond Market Association at the close of the business on the balance sheet date.

CTO

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

## 12 Concession right payable

On 19 November 1996, Digital Phone Company Limited ("DPC"), a subsidiary, has entered into an assignment agreement with The Communications Authority of Thailand (currently named CAT Telecom Public Company Limited ("CAT")), and Total Access Communication Public Company Limited ("TAC"). Under the agreement, TAC agreed to transfer the rights and obligations under the contract to operate and to provide Cellular System Radio Telecommunication Service DIGITAL PCN (PERSONAL COMMUNICATION NETWORK) 1800 to DPC. Therefore, the rights and obligations of TAC were completely transferred to DPC according to the agreement.

On 19 November 1996, CAT has entered into an agreement with DPC whereby CAT agreed that DPC shall operate and provide Cellular System Radio Telecommunication Service DIGITAL PCN (PERSONAL COMMUNICATION NETWORK) 1800 from the effective date of this agreement to 15 September 2013.

On 7 January 1997, DPC has entered into an Agreement to Unwind the Service Provider Agreement ("the Unwind agreement") with TAC and Samart Corporation Public Company Limited ("SAMART"). Under the Unwind agreement, DPC shall pay to TAC as detailed in the agreement for the assignment of the rights and obligations to operate the PCN 1800 mobile phone system, the right to use certain facilities, equipment and roaming arrangement.

During the year 2000, Shin Corporation Public Company Limited ("Shin"), the Company's major shareholder, acquired DPC from SAMART.

During the year 2001, the Company acquired DPC from Shin group.

DPC has suspended the payment to TAC starting with an amount due on 30 September 2002 due to certain disputes between the concerned parties.

On 30 September and 28 October 2003, TAC submitted a case to the Arbitration Committee for settlement of amounts due on 30 September 2002 and 2003 comprising principal and interest according to the Unwind agreement totaling USD 35.49 million and called for payment with an additional interest charge on the overdue payment of USD 1.34 million calculated up to 28 October 2003 and with interest to be charged at 9.50% per annum on overdue payment, from 29 October 2003 until the payment is made.

On 5 July 2006, TAC has submitted an additional claim to the Arbitration Committee for the last two amounts of the rights transfer fees due on 30 September 2004 and 2005 comprising principal and interest according to the Unwind agreement totaling USD 87.38 million and call for payment with an additional interest charge on the overdue payment of USD 10.29 million calculated up to 5 July 2006 and with interest to be charged at 9.50% per annum on overdue payment, from 6 July 2006 until the payment is made.

DPC has recorded these principal and interest (excluding interest on overdue amounts) in the total concession right payable (using the effective interest rate method) of Baht 4,739 million or USD 122.87 million, using the agreed maximum foreign exchange rate of Baht 38.57 per USD 1.00 (31 December 2006: Baht 4,739 million). DPC has engaged legal advisors and submitted its case to the Arbitration Committee for settlement. The arbitration process was not completed in this period. According to the Unwind agreement, the interest rate exposure on the concession right payable is fixed at a rate of 9.50% per annum. These financial statements include full recognition of the concession right payable and interest according to the Unwind agreement (using the effective interest rate method) but have not provided accrued interest charge for overdue payment. DPC recorded the concession right payable of Baht 4,739 million according with Thai generally accepted accounting principles. However, DPC's management has not agreed on the amount to be paid as the case is still in dispute. DPC's management believes that settlement of this arbitration case should not have a material unfavorable effect on the financial statements.

## 13 Other current liabilities

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 31 March 2007 Million Baht | 31 December 2006 Million Baht | 31 March 2007 Million Baht | 31 December 2006 Million Baht |
| Accrued bonus | 124 | 430 | 106 | 396 |
| Accrued interest expense | 275 | 405 | 275 | 405 |
| Value added tax payable, net | 1,609 | 169 | 1,551 | 155 |
| Other payables | 655 | 518 | 559 | 389 |
| Others | 787 | 858 | 538 | 602 |
| | 3,450 | 2,380 | 3,029 | 1,947 |

## 14 Financial instruments

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 31 March 2007 Million Baht | 31 December 2006 Million Baht | 31 March 2007 Million Baht | 31 December 2006 Million Baht |
| Swap contracts receivable | 9,153 | 9,347 | 9,153 | 9,347 |
| Swap contracts payable | (9,485) | (9,485) | (9,485) | (9,485) |
| Total swap contracts payable, net | (332) | (138) | (332) | (138) |

The carrying amounts and fair values of swap contracts are as follows:

| | Consolidated | | | |
|---|---|---|---|---|
| | Carrying amounts | | Fair values | |
| | 31 March 2007 Million Baht | 31 December 2006 Million Baht | 31 March 2007 Million Baht | 31 December 2006 Million Baht |
| Swap contracts | 9,485 | 9,485 | 8,669 | 9,251 |

| | Company | | | |
|---|---|---|---|---|
| | Carrying amounts | | Fair values | |
| | 31 March 2007 Million Baht | 31 December 2006 Million Baht | 31 March 2007 Million Baht | 31 December 2006 Million Baht |
| Swap contracts | 9,485 | 9,485 | 8,669 | 9,251 |

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

## 15 Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using a principal tax rate of 30% (2006: 30%).

The movement on the deferred income tax account is as follows:

| | Consolidated | | Company | |
|---|---|---|---|---|
| Million Baht | 2007 | 2006 | 2007 | 2006 |
| At 1 January | 9,763 | 8,853 | 8,813 | 8,019 |
| Statement of income charge | 154 | 140 | 164 | 138 |
| Reverse from equity | - | 7 | - | - |
| At 31 March | 9,917 | 9,000 | 8,977 | 8,157 |

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the period is as follows:

Million Baht

| Consolidated | | | | | | |
|---|---|---|---|---|---|---|
| **Deferred tax assets** | Allowance for doubtful accounts | Allowance for obsolete inventories and sparepart | Amortisation of asset under concession agreement | Unearned income - mobile phone service | Others | Total |
| At 1 January 2007 | 122 | 242 | 8,520 | 1,222 | 47 | 10,153 |
| Credit to net profit | 86 | 1 | 38 | 30 | - | 155 |
| At 31 March 2007 | 208 | 243 | 8,558 | 1,252 | 47 | 10,308 |

| **Deferred tax liabilities** | Prepaid concession fee and excise tax | Accelerated tax amortisation | Others | Total |
|---|---|---|---|---|
| At 1 January 2007 | 280 | 79 | 31 | 390 |
| Charges (credit) to net profit | 5 | (4) | - | 1 |
| At 31 March 2007 | 285 | 75 | 31 | 391 |

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

## 15 Deferred income tax (continued)

| | Million Baht | | | | | |
|---|---|---|---|---|---|---|
| | Company | | | | | |
| **Deferred tax assets** | Allowance for doubtful accounts | Allowance for obsolete sparepart | Amortisation of asset under concession agreement | Unearned income - mobile phone service | Others | Total |
| At 1 January 2007 | 108 | 173 | 7,580 | 1,222 | 41 | 9,124 |
| Credit to net profit | 89 | - | 50 | 30 | - | 169 |
| At 31 March 2007 | 197 | 173 | 7,630 | 1,252 | 41 | 9,293 |

| **Deferred tax liabilities** | Prepaid concession fee and excise tax | Others | Total |
|---|---|---|---|
| At 1 January 2007 | 280 | 31 | 311 |
| Charges to net profit | 5 | - | 5 |
| At 31 March 2007 | 285 | 31 | 316 |

Deferred income tax assets and liabilities are offset when there is a legally enforceable right the income taxes relate to the same fiscal authority. The following amounts, determining after appropriate offsetting, are shown in the consolidated and the Company balance sheets:

| | Million Baht | | | |
|---|---|---|---|---|
| | Consolidated | | Company | |
| | 31 March 2007 | 31 December 2006 | 31 March 2007 | 31 December 2006 |
| Deferred tax assets | 9,917 | 9,763 | 8,977 | 8,813 |
| Deferred tax liabilities | - | - | - | - |

## 16 Income tax

Reconciliation of income tax for the three-month periods ended 31 March is as follows:

| | Million Baht | | | |
|---|---|---|---|---|
| | Consolidated | | Company | |
| | 31 March 2007 | 31 March 2006 | 31 March 2007 | 31 March 2006 |
| Current tax | 2,008 | 2,587 | 1,635 | 2,060 |
| Deferred tax (Note 15) | (154) | (140) | (164) | (138) |
| | 1,854 | 2,447 | 1,471 | 1,922 |

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

## 16 Income tax (continued)

Reconciliation of income tax expense and the results of the accounting profit multiplied by the income tax rates for the three-month periods ended 31 March is as follows:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | **31 March 2007** | **31 March 2006** | **31 March 2007** | **31 March 2006** |
| | | | | **Million Baht** |
| Profit before tax | 5,821 | 7,708 | 4,870 | 6,439 |
| Tax calculated at a tax rate of 30% (2006: 30%) | 1,746 | 2,312 | 1,461 | 1,932 |
| Effect from elimination with subsidiaries | 79 | 115 | - | - |
| Permanent differences | 29 | 20 | 10 | (10) |
| Tax charge | 1,854 | 2,447 | 1,471 | 1,922 |

Further information about deferred tax is presented in Note 15.

## 17 Share capital and premium on share capital

| | Million shares | | Million Baht | | |
|---|---|---|---|---|---|
| | **Authorised share capital** | **Issued and paid-up share capital** | **Ordinary shares** | **Share premium** | **Total** |
| **For the three-month period ended 31 March 2007** | | | | | |
| Opening balance | 4,997 | 2,954 | 2,954 | 20,978 | 23,932 |
| Issue of shares | - | 1 | 1 | 44 | 45 |
| Closing balance | 4,997 | 2,955 | 2,955 | 21,022 | 23,977 |

During the three-month period ended 31 March 2007, the Company registered the increase in share capital with the Ministry of Commerce for 1.05 million ordinary shares from the exercise of 0.97 million warrants, 0.31 million warrants of which were exercised during the quarter ended 31 December 2006. The capital increase results in an increase in paid-up share capital and share premium of Baht 1.05 million and Baht 44.11 million, respectively.

As at 31 March 2007, the total issued number of ordinary shares is 2,954.59 million shares (31 December 2006: 2,953.55 million shares) with a par value of Baht 1 per share (31 December 2006: Baht 1 per share). All issued shares are fully paid.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

## 17 Share capital and premium on share capital (continued)

### Warrants granted to directors and employees

The Company has granted warrants at Baht nil per unit to directors and employees. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years. Details of warrants are as follows:

| Grant date | 27/03/2002 (Grant I) | 30/05/2003 (Grant II) | 31/05/2004 (Grant III) | 31/05/2005 (Grant IV) | 31/05/2006 (Grant V) |
|---|---|---|---|---|---|
| Warrants (Million units) | 14.00 | 8.47 | 9.00 | 9.69 | 10.14 |
| Exercise price per unit | 48.00 | 43.38 | 91.79 | 106.66 | 91.46 |
| Exercise ratio | 1 : 1 | 1 : 1 | 1 : 1 | 1 : 1 | 1 : 1 |
| Eighth adjustment to exercise price per unit and ratio (effective from 30 March 2007 onwards) | | | | | |
| - Price | 44.62 | 39.13 | 83.84 | 98.67 | 87.33 |
| - Ratio | 1 : 1.07512 | 1 : 1.10857 | 1 : 1.09477 | 1 : 1.08103 | 1 : 1.04738 |

Eighth adjustment to exercise price and exercise ratio of warrant grant II, grant III, grant IV and grant V

At the Board of Directors' meeting held on 23 February 2007, the Board passed a resolution to approve the eighth adjustment of the exercise price of warrants grant II, grant III, grant IV and grant V from Baht 40.35 per unit to Baht 39.13 per unit, from Baht 86.45 per unit to Baht 83.84 per unit, from Baht 101.74 per unit to Baht 98.67 per unit and from Baht 90.05 per unit to Baht 87.33 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1 : 1.07512 to 1 : 1.10857 for grant II, from 1 : 1.06173 to 1 : 1.09477 for grant III, from 1 : 1.04841 to 1 : 1.08103 for grant IV and from 1 : 1.01577 to 1 : 1.04738 for grant V. The new exercise price and exercise ratio were effective from 30 March 2007 onwards.

Movements in the number of warrants outstanding are as follows:

| | Directors Million units | Employees Million units | Total Million units |
|---|---|---|---|
| **For the three-month period ended 31 March 2007** | | | |
| Opening balance | 6.88 | 23.52 | 30.40 |
| Granted | - | - | - |
| Exercised | (0.41) | (1.04) | (1.45) |
| Closing balance | 6.47 | 22.48 | 28.95 |

Exercised warrants

During the three-month period ended 31 March 2007, 0.41 million units and 1.04 million units were exercised by the Company's directors and employees, respectively. The exercises of 0.66 million warrants during this period, and of 0.31 million warrants during the quarter ended 31 December 2006, increased paid-up share capital and premium on share capital by Baht 1.05 million and Baht 44.11 million, respectively.

The Company registered the increase in share capital with the Ministry of Commerce from the remaining exercised warrants of 0.79 million units or 0.87 million shares on 3 April 2007. The Company received advanced payment from shareholders for the 0.87 million shares in the amount of Baht 34.25 million in the quarter ended 31 March 2007 (Note 21).

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

## 18 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the three-month periods ended 31 March 2007 and 2006:

| | | Consolidated | | Company | |
|---|---|---|---|---|---|
| | | 31 March 2007 | 31 March 2006 | 31 March 2007 | 31 March 2006 Restated |
| | Note | Million Baht | Million Baht | Million Baht | Million Baht |
| Net profit for the period | | 3,984 | 5,290 | 3,399 | 4,517 |
| Adjustments for: | | | | | |
| Depreciation | 9 | 740 | 996 | 706 | 961 |
| Amortisation of computer software | 9 | 117 | 127 | 114 | 124 |
| Amortisation of assets under concession agreements | 9 | 3,158 | 3,171 | 2,838 | 2,878 |
| Allowance for impairment | 9 | - | 53 | - | 53 |
| Amortisation of concession right | 9 | 114 | 114 | - | - |
| Amortisation of goodwill | 9 | 292 | 292 | - | - |
| Amortisation of deferred charges | 9 | 20 | 30 | 14 | 25 |
| Amortisation of forward and swap premium | | 1 | 10 | 1 | 10 |
| Amortisation of bond issuing cost | | 3 | 5 | 3 | 5 |
| (Reversal) loss on write-off obsolete spare parts for mobile phone network maintenance | | (1) | 17 | (1) | 15 |
| Loss on write-off of deferred charge | | - | 2 | - | 2 |
| Doubtful accounts and bad debts | | 363 | 109 | 366 | 104 |
| Loss (reversal) on obsolete inventories and diminution in value of finished goods | | 4 | (6) | - | - |
| (Gain) loss on disposals of fixed assets | | (6) | 1 | (6) | 1 |
| Unrealised loss (gain) on foreign exchange rate | | 18 | (3) | 18 | (2) |
| Realised unearned income | | (8) | (14) | - | - |
| Decrease in deferred tax income | | (154) | (140) | (164) | (138) |
| Net loss attributable to minorities | | (16) | (29) | - | - |
| **Net profit before changes in operating assets and liabilities** | | 8,629 | 10,025 | 7,288 | 8,555 |
| **Changes in operating assets and liabilities** | | | | | |
| Restricted bank deposits | | 138 | 166 | - | - |
| Trade accounts receivable | | (1,033) | 256 | (1,632) | 249 |
| Amounts due from related parties | | 2 | - | (12) | 4 |
| Receivables for cash card | | (6) | 104 | - | - |
| Value added tax receivables – third party | | (1,342) | 380 | (1,342) | 380 |
| Inventories | | 535 | (243) | - | - |
| Sparepart inventories for mobile network maintenance | | (13) | (15) | (13) | (15) |
| Other current assets | | (282) | (1,151) | 64 | (746) |
| Other assets | | (92) | (42) | (84) | (33) |
| Trade accounts payable | | 63 | 151 | (42) | 86 |
| Amounts due to related parties | | (193) | (77) | (98) | (144) |
| Forward and swap contracts payable | | - | (16) | - | (16) |
| Concession right payable, accrued concession fee and excise tax | | 889 | 614 | 734 | 600 |
| Unearned income - mobile phone service | | 66 | (233) | 100 | (246) |
| Advance receipts from customers | | (227) | 84 | - | - |
| Income tax payable | | 1,649 | 2,457 | 1,352 | 2,020 |
| Other current liabilities | | 1,070 | 224 | 1,082 | 146 |
| **Cash flows from operating activities** | | 9,853 | 12,684 | 7,397 | 10,840 |

CFO

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

## 19 Related party transactions

Shin Corporation Public Company Limited is a major shareholder, holding 42.77% (at 31 December 2006: 42.79%) of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder, holding 19.22% (at 31 December 2006: 19.23%) of the share capital of the Company.

Transactions related to these group companies or major shareholder or directors are recognized as related parties to the Company.

During the period, the Group has entered into a number of transactions which related parties, the term of which are negotiated in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged on a percentage of transaction amounts.

The Group has transactions with related parties for three-month periods ended 31 March 2007 and 2006 as follows:

### a) Sales of goods and services

| | Consolidated | | Company | |
|---|---|---|---|---|
| **For the three-month periods ended** | **31 March 2007 Million Baht** | **31 March 2006 Million Baht** | **31 March 2007 Million Baht** | **31 March 2006 Million Baht** |
| **Service income** | | | | |
| Subsidiaries | - | - | 122 | 106 |
| Shin Corporation and its related parties | 42 | 43 | 7 | 14 |
| Related party of SingTel Strategic Investments Pte Ltd. | 183 | 166 | 183 | 166 |
| | 225 | 209 | 312 | 286 |
| **Other income** | | | | |
| Subsidiaries | - | - | 63 | 59 |
| Shin Corporation and its related parties | 1 | 1 | - | 1 |
| | 1 | 1 | 63 | 60 |
| **Sales of prepaid cards** | | | | |
| A subsidiary | - | - | 8,757 | - |

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

19 Related party transactions (continued)

b) Purchases of services

| | Consolidated | | Company | |
|---|---|---|---|---|
| For the three-month periods ended | 31 March 2007 Million Baht | 31 March 2006 Million Baht | 31 March 2007 Million Baht | 31 March 2006 Million Baht |
| **Rental and other service expenses** | | | | |
| Subsidiaries | - | - | 1,491 | 1,337 |
| Shin Corporation and its related parties | 82 | 161 | 78 | 147 |
| Related parties of SingTel Strategic Investments Pte Ltd. | 97 | 80 | 97 | 80 |
| | 179 | 241 | 1,666 | 1,564 |
| **Advertising expense - net*** | | | | |
| Related parties of Shin Corporation (Advertising expense - gross** - Consolidated 2007: 358 Million Baht 2006: 350 Million Baht - Company 2007: 353 Million Baht 2006: 332 Million Baht) | 114 | 93 | 109 | 87 |
| | 114 | 93 | 109 | 87 |

* Net balance represents fee charged on advertising production and gross margin of media work at advertising agency.

** Gross balance represents total advertising expense charged to the Group and the Company. The Group and the Company record such expense at gross in the statements of income.

| | | | | |
|---|---|---|---|---|
| **Promotion expense** | | | | |
| Subsidiaries | - | - | 92 | 4 |
| **Commission expense** | | | | |
| A subsidiary | - | - | 355 | 1,482 |
| **Consulting and management fees** | | | | |
| Shin Corporation and its related parties | 1 | 49 | 1 | 49 |
| **Interest expense** | | | | |
| A subsidiary | - | - | 51 | 46 |
| Director of a related party | - | 1 | - | 1 |
| | - | 1 | 51 | 47 |

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

## 19 Related party transactions (continued)

### c) Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 31 March 2007 Million Baht | 31 December 2006 Million Baht | 31 March 2007 Million Baht | 31 December 2006 Million Baht |
| **Trade accounts receivable** | | | | |
| Subsidiaries | - | - | 2,363 | 1,746 |
| Shin Corporation and its related parties | 20 | 13 | 5 | 3 |
| Related party of SingTel | | | | |
| Strategic Investments Pte Ltd. | 161 | 134 | 161 | 134 |
| | 181 | 147 | 2,529 | 1,883 |
| **Amounts due from related parties** | | | | |
| Subsidiaries | - | - | 58 | 44 |
| Shin Corporation and its related parties | 1 | 3 | 1 | 2 |
| | 1 | 3 | 59 | 46 |
| **Short-term loans to related parties** | | | | |
| Subsidiaries | - | - | 91 | 41 |

As at 31 March 2007, short-term loan to subsidiaries represents promissory notes, bearing interest at the rate of6.69% per annum (2006: 6.65% per annum). Repayment term is at call.

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 31 March 2007 Million Baht | 31 December 2006 Million Baht | 31 March 2007 Million Baht | 31 December 2006 Million Baht |
| **Trade accounts payable** | | | | |
| Subsidiaries | - | - | 484 | 424 |
| Shin Corporation and its related parties | 37 | 28 | 18 | 18 |
| Related party of SingTel | | | | |
| Strategic Investments Pte Ltd. | 58 | 48 | 58 | 48 |
| | 95 | 76 | 560 | 490 |
| **Amounts due to related parties** | | | | |
| Subsidiaries | - | - | 307 | 239 |
| Shin Corporation and its related parties | 308 | 507 | 298 | 470 |
| Related party of SingTel | | | | |
| Strategic Investments Pte Ltd. | 23 | 16 | 23 | 16 |
| | 331 | 523 | 628 | 725 |
| **Short-term loan from related party** | | | | |
| A subsidiary | - | - | 4,200 | 4,200 |

As at 31 March 2007, short-term loan from a subsidiary represents a promissory note, bearing effective interest at the rate of 4.77% per annum (2006: 5.00% per annum). Repayment term is at call.

| | | | | |
|---|---|---|---|---|
| **Long-term debentures** | | | | |
| Director of the Company and its related party | 1 | 1 | 1 | 1 |

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

## 19 Related party transactions (continued)

### d) Commitments with related parties

As at 31 March 2007, the Group has entered into agreements with a related party under which the related party provides computer system services and repair and maintenance services for software and hardware for a twelve-month-period with option to renew. The Group is committed to pay for such services under these agreements as follows:

| | Consolidated Million Baht | Company Million Baht |
|---|---|---|
| Payment due - within 1 year | 31 | 16 |

### e) Shin Corporation's warrants

Shin Corporation Public Company Limited ("SHIN"), a major shareholder, has granted its warrants at Baht nil per unit to the Company's directors. SHIN does not charge the Company for the grant of these warrants.

Certain directors of the Company are also directors of SHIN. Warrants granted to these directors (directors of both the Company and SHIN) are also included in the details below.

| Grant date | Warrants (Million units) | Exercise price per unit | Exercise ratio | Adjustment to exercise price per unit and ratio (effective from 25 August 2006 onwards) | |
|---|---|---|---|---|---|
| | | | | Price | Ratio |
| 27 March 2002 (Grant I) | 18.34 | 17.80 | 1 : 1 | 16.65 | 1:1.06942 |
| 30 May 2003 (Grant II) | 12.22 | 13.67 | 1 : 1 | 12.78 | 1:1.06942 |
| 31 May 2004 (Grant III) | 8.82 | 36.41 | 1 : 1 | 34.05 | 1:1.06942 |
| 31 May 2005 (Grant IV) | 8.33 | 41.76 | 1 : 1 | 39.57 | 1:1.05540 |
| 31 July 2006 (Grant V) | 6.99 | 37.68 | 1 : 1 | 36.83 | 1:1.02307 |

Movements in the number of SHIN's warrants are as follows:

| | Million units |
|---|---|
| **For the three-month period ended 31 March 2007** | |
| Opening balance | 24.96 |
| Granted | - |
| Exercised | - |
| Closing balance | 24.96 |

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

## 20 Bank guarantees

At 31 March 2007, the Group has commitments with local banks relating to letters of guarantee issued by the banks in respect of custom duties, electricity use and other transactions in the ordinary course of business amounting to approximately Baht 2,085.44 million (31 December 2006: Baht 3,582.42 million) on a consolidated basis and Baht 1,631.87 million (31 December 2006: Baht 2,810.61 million) on a Company basis.

## 21 Interconnection agreements

Under the Telecommunications Act and the NTC Interconnections Notification, the Company has entered into the interconnection agreements for making interconnection with the network of other operators on 30 November 2006 and 16 January 2007. However, the agreements have not been effective since the Company is still in the discussion process with TOT Public Company Limited, a concession grantor. The Company therefore has not recorded related revenue and cost arisen from the interconnection.

## 22 Post balance sheet events

Warrants granted to directors and employees - exercised

As mentioned in Note 17, during the three-month period ended 31 March 2007, the Company's warrants of 0.41 million units and 0.38 million units were exercised at Baht 44.62 each and Baht 39.13 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 3 April 2007.

In April 2007, a total of 0.09 million units of the Company's warrants were exercised at Baht 39.13 each. The Company registered the increase in the share capital with the Ministry of Commerce on 3 May 2007.

As a result of these two transactions, the total issued and paid-up share capital and premium on share capital of the Company will increase from Baht 2,954.59 million to Baht 2,955.56 million, and from Baht 21,022.68 million to Baht 21,059.71 million, respectively.

Dividend payment

At the Annual General Meeting of the Company's shareholders held on 25 April 2007, the shareholders passed a resolution to approve a declaration of dividend for 2,954.55 million shares of Baht 3.30 each, totaling Baht 9,750.00 million. The dividend will be paid to the shareholders on 10 May 2007.

CFO

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED
บมจ. แอดวานซ์ อินโฟร์ เซอร์วิส

END